Exhibit 12.1

SWS Group, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratio)

	Fiscal Years Ended
	June 25, 2004	June 27, 2003	June 28, 2002	June 29, 2001	June 30, 2000
Income (loss) before income taxes and minority interest in consolidated subsidiaries	$9,292	$5,015	$(7,385)	$34,962	$137,905

Add fixed charges:

Interest expense	33,324	39,885	65,807	171,578	178,084

Interest factor in rents (1)	3,595	5,759	7,798	6,608	4,770

Total fixed charges	36,919	45,644	73,605	178,186	182,854

Earnings before fixed charges and income taxes	$46,211	$50,659	$66,220	$213,148	$320,759

Ratio of earnings to fixed charges (2)	1.3	1.1	—	1.2	1.8

Deficiency of earnings available to cover fixed charges	—	—	$(7,385)	—	—

(1)	SWS estimates that one-third of rental expense is representative of the interest factor.
(2)	Due to SWS’ net loss before income taxes and minority interest in consolidated subsidiaries in 2002, the coverage ratio was less than 1:1.